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Exhibit 23(d)

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 Nos. 333-70062 and 333-70062-01) and related Prospectus of Republic Bancorp Inc. and Republic Capital Trust I for the registration of 1,840,000 shares of trust preferred securities which is incorporated by reference in the Registration Statement (Form S-3) and related Prospectus of Republic Bancorp Inc. and Republic Capital Trust I for the registration of 160,000 shares of trust preferred securities and to the incorporation by reference therein of our report dated January 12, 2001, with respect to the consolidated financial statements of Republic Bancorp Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2000, filed with the Securities and Exchange Commission.


/s/ Ernst & Young LLP
Detroit, Michigan
October 8, 2001